
May 5, 2014

<u>Via E-mail</u>
John G. Simmonds
President and Chief Executive Officer
BLVD Holdings, Inc.
3565 King Rd.
King City, Ontario, Canada L7B 1M3

      Re: BLVD Holdings, Inc.
               Form PRE 14C
               Filed April 17, 2014
               File No. 001-35802

Dear Mr. Simmonds:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. It appears that a Schedule 13D or Schedule 13G filing was required when Mr. Simmonds assumed control of the company in January 2014 and in connection with the company shares issued to Mr. Goudas in March 2014. Please advise why these filings were not made. We may have further comment. See Rule 13d-1 of the Securities Exchange Act of 1934.

2. We note that in January 2014, M. Ann Courtney sold her 5,750,000 shares of common stock of Blvd Holdings Inc (the "Registrant") to John G. Simmonds representing a change in control of the registrant. We note the disclosure in the amended Form 10-K for the year ended December 31, 2013 filed April 1, 2014 regarding the potential plans of the new controlling shareholder to "continue to explore film and script development opportunities." We also note the disclosure in the registrant's Form S-1 that it was dependent solely on its then President, Ms. Courtney, for all writing, editing and sales activities and that Ms. Courtney utilized her industry contacts and studio introductions gained from experience in media communications to facilitate the business of the

registrant. Please explain to us your plans to continue this line of business given your two subsequent business acquisitions and explain to us the extent to which film and script development expertise and experience exists within the registrant presently given the departure of Ms. Courtney.

3. You disclosed in a Form 8-K filed April 9, 2014 that you acquired 100% of the outstanding stock of Goudas Foods on April 3, 2014 in exchange for consideration of $2.5 million in cash, 400,000 shares of common stock and $1,672,000 of Series A Convertible Preferred Stock.   It appears to us that complete Form 10 information, including historical financial statements of Goudas Foods and pro forma information, may have been required in the Form 8-K. Tell us whether Blvd Holdings was a shell company immediately prior to this acquisition and explain the reason for the conclusion. Please tell us how you are accounting for this acquisition and explain your basis in GAAP citing the applicable literature. We may have further comment upon review of your response.

4. You disclosed in a Form 8-K filed April 25, 2014 that you acquired 100% of the outstanding common stock of Vertility Oil & Gas on April 14, 2014 in exchange for 7,200,000 shares of common stock of Blvd Holdings. Tell us how you plan to account for this acquisition. Tell us also the present status of the acquisition of Goudas Foods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director